Mailstop 4561

December 3, 2007

Mr. Dan Haran
President and Chief Executive Officer
Cimatron Ltd.
11 Gush Etzion Street
Givat Shmuel 54030
Israel

      Re: **Cimatron Ltd.**
              Form 20-F for Fiscal Year Ended December 31, 2006
              Filed June 28, 2007
              File No. 000-27974

Dear Mr. Haran:

We have completed our review of your Form 20-F and related filings and have no further comments on the specific issues raised on the financial statements and related matters.

Sincerely,

Mark Kronforst
Accounting Branch Chief